UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

 Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On December 25, 2020, Lion Group Holding Ltd. (the “Company”) entered into an asset acquisition agreement (the “Asset Acquisition Agreement”) with Hangzhou Lanlian Technology Co., Ltd (the “Seller”), in a single transaction, to acquire eight separate copyrighted assets at closing. The acquisition will close on or before June 30, 2021, with the Company acquiring eight copyrighted software (“Assets Portfolio”). The aggregate purchase price for the Assets Portfolio was approximately $8.0 million, inclusive of capital expenditure commitments and transaction costs, and will be  funded using the cash on hand.

The foregoing description of the Asset Acquisition Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Acquisition Agreement dated December 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2020	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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